                           Centerprise Advisors, Inc.
                           225 West Washington Street
                                   Suite 1600
                            Chicago, Illinois 60606



                                  June 1, 2000


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Steven C. Duvall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Centerprise Advisors, Inc.
          Registration Statement on Form S-1
          (Registration No. 333-75863)
          Registration Statement on Form 8-A

Dear Mr. Duvall:

     Centerprise Advisors, Inc. (the "Company") hereby requests that the above captioned Registration Statements be withdrawn from registration with the Securities and Exchange Commission. As you are aware, the Company was unable, due to market conditions, to consummate the initial public offering contemplated by the S-1. No sales have been or will be made pursuant to the Registration Statements.

                                    Very truly yours,

                                    Centerprise Advisors, Inc.


                                    By:  /s/ Robert C. Basten
                                         --------------------
                                         Robert C. Basten
                                         President and Chief Executive Officer

cc:  Marguerite M. Elias